Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

October 10, 2008

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;

the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to repay or refinance our convertible debentures at maturity;
•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our ability to maintain compliance with the operational covenants of the convertible debenture agreement that could result in an event of default and the requirement for early repayment;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has undertaken an expanded LOR-2040 trial at its own cost and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040.    We will continue the development of our small molecule programs from internal resources.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of significant payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  We believe that it is unlikely the the holder will chose to convert at $1/share as in the present agreement. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we will not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.

Management believes that our current level of cash and cash equivalents and short term investments will be sufficient to execute our current planned expenditures for the next twelve months; however, our $15 million convertible debt obligation is due in October 2009 and we currently do not have the cash and cash equivalents to satisfy this obligation.  Given the current market capitalization of the Company it is unlikely that the Company will be able to raise additional funds to repay this liability in which case, the Company may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.  If the Company cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion, among other things: commence legal action; take possession of our assets; carry on our business; appoint a receiver; and take any other action permitted by law to obtain payment.

 The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2008 and the accompanying notes  (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  In this MD&A, "Lorus", “New Lorus”, the "Company', "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, our ability to repay or refinance our $15 million convertible debentures, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our loss from operations for the three months ended August 31, 2008 increased to $2.7 million ($0.01 per share) compared to $2.1 million ($0.01 per share) during the same period in fiscal 2008. During the quarter ended August 31, 2008 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $2.2 million ($0.01 per share).  On close of the Arrangement (as described below) during the period ended August 31, 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.1 million resulting in net earnings and other comprehensive income for the period of $4.0 million ($0.02 earnings per share). The increase in loss from operations in the current three-month period as compared to the previous year is primarily a result of higher research and development costs of $396 thousand resulting from higher levels of activity within our LOR-2040 and LOR-253 programs in fiscal 2009 compared with fiscal 2008 and higher general and administrative expenses of $105 thousand due to higher personnel and consulting costs incurred within our business development department as well as foreign exchange losses on our outstanding accounts payable balances.

We utilized cash of $1.8 million in our operating activities in three-month period ended August 31, 2008 compared with $2.3 million during the same period in fiscal 2008.  The decrease is primarily a result of a reduction in accounts payable and increase in prepaid and other assets in 2007 offset by an increased net loss for the quarter ended August 31, 2008.  At August 31, 2008, we had cash and cash equivalents and short term investments of $11.3 million compared to $9.4 million at May 31, 2008.

RESULTS OF OPERATIONS

Revenues
Revenues for the three-month period ended August 31, 2008 decreased to $3 thousand compared with revenue of $26 thousand for the same period last year.  This decrease in revenue is related to a reduction in laboratory services work performed by Lorus personnel on behalf of other companies.

Research and Development
Research and development expenses totaled $1.2 million in the three-month period ended August 31, 2008 compared to $782 thousand during the same period last year, primarily resulting from $396 thousand of increased activity within our GTI-2040 and Small Molecule programs.  These additional costs included completion of the GLP-toxicology studies for both LOR-253 (our lead small molecule drug candidate) and GTI-2040 in bladder cancer, drug validation in preparation for LOR-253 manufacturing and GTI-2040 drug filing costs.

General and Administrative
General and administrative expenses totaled $841 thousand in the three-month period ended August 31, 2008 compared to $736 thousand in same period last year. The slight increase in general and administrative costs is the result of higher personnel and consulting costs incurred within our business development department as well as foreign exchange losses on our outstanding accounts payable balances.

Stock-Based Compensation
Stock-based compensation expense totaled $91 thousand in the three-month period ended August 31, 2008, compared with $103 thousand in the same period last year.  The expense is lower than the prior year as stock options were granted at a later date than in prior years which resulted in less amortization in the quarter ended August 31, 2008 as well as lower exercise prices and associated fair value offset by a higher number of options issued.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $43 thousand in the three-month period ended August 31, 2008 as compared to $79 thousand in the same period last year.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during the past three fiscal years.

Interest Expense
Non-cash interest expense was $217 thousand in the three-month period ended August 31, 2008 compared with $270 thousand in the same period last year.  These amounts represent interest at a rate of prime plus 1% on the $15.0 million convertible debentures.  The interest expense for the quarter ended August 31, 2008 has decreased due to a reduction in the prime rate of interest in comparison with the same period last year.  All interest accrued on the debentures to date has been paid in common shares of the Company.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the debentures amounted to $377 thousand for the three-month period ended August 31, 2008 compared with $298 thousand in the same period last year.  These charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense for the quarter ended August 31, 2008 compared with the prior year is due to a higher effective rate of interest and a larger principal balance.

Interest  Income
Interest income totaled $82 thousand in the three-month period ended August 31, 2008 compared to $140 thousand in the same period last year.  The decrease in interest income in the current three-month period is due to lower average cash and marketable securities balance and lower interest rates available on investments in comparison with the same period in the prior year.

Loss from operations for the period
Our loss from operations for the three months ended August 31, 2008 increased to $2.7 million ($0.01 per share) compared to $2.1 million ($0.01 per share) during the same period in fiscal 2008. During the quarter ended August 31, 2008 the Company recorded a gain on sale of shares related to the Arrangement of $450 thousand which resulted in a net loss and other comprehensive loss of $2.2 million ($0.01 per share).  On close of the Arrangement during the period ended August 31, 2007, the Company realized a gain on the sale of the shares of Old Lorus in the amount of $6.1 million resulting in net earnings and other comprehensive income for the period of $4.0 million ($0.02 earnings per share). The increase in loss from operations in the current three-month period as compared to the previous year is primarily a result of higher research and development costs of $396 thousand, higher general and administrative expenses of $105 thousand and lower interest income of $58 thousand as discussed above.

Gain on sale of shares
As a result of the Arrangement described below, the Company recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.1 million for the three month period ended August 31, 2007.  For the period ended August 31, 2008 the Company has recognized a gain on sale of $450 thousand which represents the $600 thousand released from escrow less the $150 thousand liability associated with the guarantee described below.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In reference to those indemnifications, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction and was released to Lorus in July 2008.  Lorus has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet under Accrued Liabilities as at August 31, 2008.

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company”, “Lorus” or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  All comparative figures presented in these consolidated financial statements are those of Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.  References in this Management’s Discussion and Analysis (“MD&A”) to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

REGULATORY MATTER

Subsequent to the quarter end Lorus submitted written notice to the NYSE Alternext US LLC (“NYX”) of its intention to voluntarily delist its common stock from the NYX.  On or about October 20, 2008, Lorus intends to file a Form 25 with the Securities Exchange Commission to complete the voluntary delisting of its common stock from the NYX, which will become effective 10 days after the filing date.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The selected financial information provided below is derived from the Company’s unaudited quarterly financial statements for each of the last eight quarters.

Research and development expenditures have increased over the past four quarters in comparison with the comparitive quarters in the prior year.  This is due to increased activity related to the LOR-2040 and LOR-253 programs for which development has accelerated.  In particular research and development costs were significantly higher during the quarter ended February 29, 2008 due to the manufacturing costs associated with producing additional quantities of LOR-2040 to support the ongoing Phase II clinical trial in AML.  Q3 and Q4 of 2007 and Q1 of 2008 had particularly low research and development expenditures as the Company was in between wrapping up the Virulizin® Phase III clinical trial and escalating development within the LOR-2040 and LOR-253 programs.

General and administrative expenses have remained relatively consistent across last eight quarters with the exception of the following quarters:
•	three months ended November 30, 2006 due to severance charges,
•	three months ended November 30, 2007 reflecting corporate governance costs and increased corporate communication costs over the previous periods, and
•	the quarter ended May 31, 2008 resulting from increased legal, professional and internal control compliance fees.

The Company recognized a gain on sale of shares of $6.1 million on the close of the Arrangement as discussed above in the quarter ended August 31, 2007.   For the quarter ended August 31, 2008 the Company recognized a gain on sale of shares of $450 thousand related to the release of funds from escrow net of the value of the guarantee as discussed above.

(Amounts in 000’s except for per common share data)	Aug. 31, 2008	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006
Revenue	$3	$13	$3	$1	$26	$40	$37	$23
Research and development	1,178	1,836	2,222	1,247	782	259	672	1,122
General and administrative	841	1,186	863	1,103	736	820	833	1,407
Net loss	(2,212)	(3,650)	(3,850)	(2,825)	3,991	(1,689)	(2,062)	(3,117)
Basic and diluted net (loss) profit per share	$(0.01)	$(0.02)	$(0.02)	$(0.01)	$0.02	$(0.01)	$(0.01)	$(0.01)
Cash used in operating activities	$(1,800)	$(2,722)	$(2,586)	(2,537)	$(2,348)	$(89)	$(1,805)	(2,585)

Capital Risk Management
The Company’s objectives when managing capital are to:
•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;
•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;
•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of secured convertible debt and equity comprised of share capital, warrants, the equity portion of our secured convertible debentures, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances. The Company expects that its current capital resources will be sufficient to carry its research and development plans and operations for the next twelve months.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2008.

Rights Offering
On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.

Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("Unit").  Each Unit consists of one common share of Lorus at $0.13 and a one-half common share purchase warrant to purchase additional common shares of Lorus at $0.18 per common share until August 7, 2010.  Rights expired on August 7, 2008.

The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million.  The total costs associated with the transaction were $500 thousand.  The Company has allocated the net proceeds of $3.2 million received from the issuance of the units to the common shares and the common share purchase warrants based on their relative fair values.  The fair value of the common share purchase warrants has been determined based on an option pricing model.  The allocation based on relative fair values resulted in the allocation of approximately $2.8 million to the common shares and approximately $417 thousand to the common share purchase warrants.

Cash Position
At August 31, 2008, Lorus had cash and cash equivalents and short-term investments totaling $11.3 million compared to $9.4 million at May 31, 2008.  The Company invests in highly rated and liquid debt instruments.  Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the board of directors.  Working capital (representing primarily cash, cash equivalents, short term investments and other current assets less current liabilities) at August 31, 2008 was $9.8 million as compared to $8.0 million at May 31, 2008.  However, our $15 million convertible debentures become a current liability on October 6, 2008 which will result in negative working capital as of that date.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Contractual Obligations and Off-Balance Sheet Financing
At August 31, 2008, we had contractual obligations requiring annual payments as follows:
(Amounts in 000’s)
	Less than 1 year	1-3 years	Total
Operating leases	145	250	395
Convertible Debenture[1]	-	15,000	15,000
Total	145	15,250	15,395

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above excludes interest expense which is payable monthly by issuance of commons shares which is calculated at a rate of prime plus 1% on the outstanding balance.  The convertible debentures will fall into the “less than 1 year” category effective October 6, 2008.

In addition, the Company is party to certain licensing agreements that require the Company to pay a proportion of any fees that the Company may receive from future revenues or milestone payments. As of August 31, 2008 no amounts are owing and the amount of future fees is not determinable.

As at August 31, 2008, we have not entered into any off- balance sheet arrangements.

Indemnification
Under the Arrangement, Lorus agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

Lorus has recorded a liability of $150 thousand, which we believe is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet under Accrued Liabilities.

Financial Instruments
The Company has classified its financial instruments as follows:
	August 31, 2008	May 31, 2008
Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held for trading, measured at fair value	$ 7,202	$ 2,652
Short-term investments, held-to-maturity, recorded at amortized cost	3,615	6,304
Short-term investments, held-for-trading, recorded at fair value	480	480
Amount held in escrow, measured at amortized cost	—	600
Financial liabilities
Accounts payable, measured at amortized cost	761	923
Accrued liabilities, measured at amortized cost	1,620	1,194
Secured convertible debentures, measured at amortized cost	13,119	12,742

Financial risk management
The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

Credit risk
Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canada and U.S. corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.

Market risk
Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments and secured convertible debentures.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  The secured convertible debentures accrue interest at a rate of prime + 1%.  A change of 100 basis points in the prime interest rate would have increased (decreased) equity and net income by approximately $38 thousand ($38 thousand) for the quarter ended August 31, 2008.  This analysis assumes all other variables remain constant.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. denominated cash, purchasing on an as needed basis to cover U.S. denominated payments.  At August 31, 2008 U.S. denominated accounts payable and accrued liabilities amounted to $460 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or (decrease) in net loss and comprehensive loss of $46 thousand ($46 thousand).  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations other than a 25% interest held in Zor Pharmaceuticals that holds the license of Virulizin.  The Company paid a nominal fee for this equity interest and is not exposed to any losses in excess of this nominal amount.  However, changes in the Company’s equity price could impact its ability to raise additional capital.

Outlook
Until one of our drug candidates receives regulatory approval and is successfully commercialized, Lorus will continue to incur operating losses.  The magnitude of these operating losses will be largely affected by the timing and scope of future research and development, clinical trials and other development activities related to the Company’s lead products, as well as any new initiatives.  Finally, the duration of the operating losses will depend on the scientific results of such clinical trials.

TRANSACTIONS WITH RELATED PARTIES

During the quarter ended August 31, 2008, we expensed consulting fees of $3,000 to a director of Lorus (2008 - nil) of which $3,000 remained payable at August 31, 2008 (2007 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

RISK FACTORS

Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this report. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

Please refer to the MD&A included in our 2008 Annual Report for a complete discussion of risks and uncertainties.

•
The cash and cash equivalents on hand are not sufficient to repay the debentures at maturity.  If we cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion: commence legal action; take possession of our assets; carry on our business; appoint a receiver; and take any other action permitted by law to obtain payment.

•	We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.
•	We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.
•
Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

•
We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

•
As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

•
We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

•	Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.
•	Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.
•	Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.
•	Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

CRITICAL ACCOUNTING POLICIES

Critical Accounting Policies and Estimates
Our accounting policies are in accordance with Canadian GAAP including some that require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2008 annual report.  As well, our significant accounting policies are disclosed in Note 3, Significant Accounting Policies, of the notes to the financial statements of Lorus provided in our annual report for the fiscal year ended May 31, 2008.

Recently Adopted Accounting Recommendations
Effective June 1, 2008, the Company adopted the following accounting policies:

Accounting changes:
Effective June 1, 2008, the Company adopted the Accounting Standards Board’s (“AcSB”) replacement of Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information; requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company’s financial statements during the three-month period ended August 31, 2008.

Capital disclosures:
Effective June 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535, Capital Disclosures (“Section 1535”). Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: (i) an entity’s objectives, policies and processes for managing capital; complied with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 3 of the financial statements.

Financial instruments:
Effective June 1, 2008, the Company adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”) and Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”). Section 3862 requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and its performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and nonfinancial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equities, the classification of related interest, dividends, losses and gains, and circumstances in which financial assets and financial liabilities are offset. The adoption of these standards did not have any impact on the classification and valuation of the Company’s financial instruments. The Company has included disclosures recommended by these new Handbook Sections in note 4 of the financial statements

General standards of financial statement presentation:
In May 2007, the AcSB amended CICA Handbook Section 1400 “General Standards of Financial Statement Presentation”, to change the guidance related to management’s responsibility to assess the ability of the entity to continue as a going concern.

The main features of the changes are as follows:

(i)	management is required to make an assessment of an entity’s ability to continue as a going concern;
(ii)	in making its assessment, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the balance sheet date;
(iii)
financial statements must be prepared on a going concern basis unless management either intends to liquidate the entity, to cease trading or cease operations, or has no realistic alternative but to do so;

(iv)	disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern; and
(v)
when financial statements are not prepared on a going concern basis, that fact should be disclosed, together with the basis on which the financial statements are prepared and the reason the entity is not regarded as a going concern.

The effective date of these amendments is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, specifically June 1, 2008 for the Company. The new disclosure requirements pertaining to this Section are contained in note 1 of the financial statements.

Recent Accounting Recommendations not yet adopted
The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (IFRS) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

DISCLOSURE CONTROLS AND PROCEDURES

During the three-month period ended August 31, 2008, the Company has not made any significant changes in its internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

UPDATED SHARE INFORMATION

As at October 10, 2008, the Company had 249,077,800 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 20,309,000 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2008 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).